VIA EDGAR

June 19, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Christopher Dunham, Staff Attorney

Re:                             HarborOne NorthEast Bancorp, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-230183

Acceleration Request
Requested Date:	June 21, 2019
Requested Time:	4:30 p.m., Eastern Time

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HarborOne NorthEast Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 21, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Samantha Kirby at (617) 570-8794.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention:  Samantha Kirby, by facsimile to (617) 649-1462.

If you have any questions regarding this request, please contact Samantha Kirby of Goodwin Procter LLP at (617) 570-8794.

Sincerely,

HARBORONE NORTHEAST BANCORP, INC.

/s/ James W. Blake
James W. Blake
Chief Executive Officer
HarborOne NorthEast Bancorp, Inc.

cc:                                Samantha M. Kirby, Esq., Goodwin Procter LLP